SunAmerica Asset Management, LLC 2919 Allen Parkway Houston, TX 77019-2118 713.831.5165 713.831.5931 Fax nori.gabert@valic.com Nori L. Gabert Deputy General Counsel

VIA EDGAR

July 15, 2015

Mr. Jason Fox

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Anchor Series Trust (the “Trust”)
File Numbers 2-86188 and 811-3836

Dear Mr. Fox:

This letter responds to the comments you provided via telephone conference with the undersigned on June 16, 2015 with respect to the Trust’s annual reports and other filings, as well as the Internet Web site (the “Website”) that investors may use to obtain, among other things, the Trust’s Summary Prospectuses, Statutory Prospectus and Statement of Additional Information (collectively, the “Trust Documents”). For your convenience, the substance of your comments has been restated below to the best of the Trust’s understanding. The Trust’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: Review of the Website indicates that the linking of the Trust Documents does not meet the requirements of Rule 498(b)(1) under the Securities Act of 1933, as amended.

Response: The Trust and its affiliates have reviewed the Website and are taking action to ensure that the linking of the Trust Documents meets the requirements of Rule 498(b)(1).

Comment No. 2: Please explain why the Website does not contain links of all of the Trust’s series.

Response: The insurance products listed on the Website may not include all of the Trust’s series as investment options, and thus not all of the series may be listed under each product. As noted above, the Trust and its affiliates are taking action to ensure that the linking of the Trust Documents is in compliance with Rule 498(b)(1).

Comment No. 3: Provide Tandy representations.

Response: In connection with this filing, the Trust acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Trust may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 15, 2015

Please do not hesitate to contact me at (713) 831-5165 if you have additional questions comments or would like to discuss the response.

Respectfully submitted,

/s/ NORI L. GABERT

Nori L. Gabert

cc:	Kathleen Fuentes, Esq.
Thomas Peeney, Esq.